DAVIS & ASSOCIATES

(A PROFESSIONAL LAW CORPORATION)

-SECURITIES, BUSINESS & INTERNATIONAL LAWYERS-

LOS ANGELES                                      NEWPORT BEACH

 IRVINE                                                    SANTA MONICA

HONG KONG                                          SWITZERLAND

Ritz Carlton Annex

(213) 400-200/ (310) 823-8300

fax (310) 301-3370

Respond To:

P.O. Box 12009

Marina Del Rey, CA

90295-3009

Don@securities-attys.com

December 26  , 2012

Justin Dobbie

Legal Branch Chief

Tonya K Aldave

Staff Attorney

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC  20549

Re: JuQun, Inc.

Amendment No. 1 to Form 10-12G Registration Statement

Filed October 10, 2012

File No. 000-54823

Dear Mr. Dobble,

We have been employed by JuQun, Inc (the “Company”), to represent them in connection with this Amendment No. 1 to their Form 10-12G filing, which was filed on October 10, 2012.

I am responding to your letter of comments dated December 7, 2012.  Amendment No 2 to the registration statement has just been filed.

The paragraph numbers set forth below match the numbered paragraphs in your letter with our response set out below each comment.

1.  Complied with.  The Company has added the following language:

The Company’s monthly burn rate is $14,750. For the audited year ended August 31, 2012 the Company has a net loss of approximately $177,000. To date management has been able to finance the initial phase of implementation of the Company’s business plan via loans from directors.

2.  Complied with.  The following language has been added:

“The Company chose Nevada because it is more convenient to the West Coast where the Company has advisors, and there is no Corporate State Income Tax. The Terms of the merger provided for the conversion of the outstanding Shares of Common Stock of TTI Industries, to be automatically converted upon consummation of the merger in to common shares of JuQun, on the basis of the conversion of each seven shares of TTI Industries Common stock into  one Common share of JuQun common stock.  The nominal common shares of Juqun outstanding immediately prior to the merger were automatically canceled and returned to treasury  upon consummation of the merger.  As a result, the merger effectively accomplished a one for seven reverse split of the formerly outstanding shares of TTI, without changing the ownership percentage of any shareholder”.

3.  Complied with.  We have deleted the reference to “Open Book Account”.

4.  Complied with.   We have added the following language to Plan of Operations:

“Further, because our two controlling shareholders, Messrs Tom Chia and Paul Wong, who also service as the principle officers of the Company, have various existing business interests and relationships in China, it is very possible that the operating business to be acquired will be a business in which one or both of these individuals have an investment or interest or with whom they have an existing relationship.  We plan to remain open to the prospect of an acquisition of an operating business in which one or both of these individuals are already involved.

As a result, the Board of Directors has declared as a policy that the Company may transact business with some of our officers, directors and affiliates, as well as with firms in which one or more of our officers, directors or affiliates have a material interest, and may consider the acquisition of an operating business in which one or more of them may already have some interest. In such event there will be a resulting conflict which will arise between the respective interests of the Company and the dual interests of such persons, or their related persons or entities. We believe that in such circumstances,  transactions can  be effected on terms at least as favorable to us as those available from unrelated third parties.

With respect to transactions involving real or apparent conflicts of interest, we have adopted policies and procedures which require that: (i) the fact of the relationship or interest giving rise to the potential conflict be disclosed or known to the directors who authorize or approve the transaction prior to such authorization or approval, (ii) the transaction be approved by a majority of our disinterested outside directors, and (iii) the transaction be fair and reasonable to us at the time it is authorized or approved by our directors”

5. Complied with.

  We have added the following language:

“Beyond their indicated experience, the two outside directors were chosen by the two controlling shareholder/directors because of their personal friendship with these two individuals, and the fact that the two outside directors are both originally natives of China and understand its culture and business perspective, while at the same time are now living and working in the US and understand the US culture and business perspective.

Beyond the above attributes, the two outside  Directors have no other particular specific experience, qualification, attributes or skills  pertaining to their selection and service as Directors of the Company.”

As a result, we believe the Company has made as full and complete a disclosure, in response to staff’s request and the SEC rules, as is possible.

If you desire more information or have questions, please contact me direct on my cell phone at 213 400 2007.

We appreciate your assistance in this matter.

Very Truly Yours,

/s/

Donald G. Davis